Adveco Group Inc.

Nurpeisova Str., 10 Apt. 4, Almaty, Kazakhstan 050061
Tel: +996-708464141,  advecogroupinc@gmail.com

March 27, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Ronald E. Alper

Re: Adveco Group Inc.
Registration Statement on Form S-1
Filed February 21, 2017
File No. 333-216143

Ladies and Gentlemen:

This letter sets forth the responses of Adveco Group Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of March 8, 2017.  Each numbered paragraph below responds to the comment having the same number in the March 8, 2017 comment letter.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  The Company has not availed itself of Section 5(d) and there are no written communications in reliance on that section.

Prospectus Cover Page

2. Please disclose whether there is a market for your securities, as required by Item 501(b)(4) of Regulation S-K.

Response:  We have disclosed that there has been no market for our securities on the prospectus Cover Page.

Risk Factors, page 4

3. Please add a risk factor discussing the going concern, as discussed in footnote one to the financial statements.

Response:  We have added a risk factor discussing the going concern.

Directors, Executive Officers, Promoters and Control Persons, page 21

4. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company at the time that the disclosure is made, in light of the company’s business and structure, as required by item 401(e) of Regulation S-K.

Response:  We have revised in accordance with the comments of the commission.

Future Sales By Existing Stockholders, page 22

5. We note the statement that you believe you are not a shell company. However, we note that all of your assets are cash and cash equivalents and that you have had nominal operations to date. Therefore we believe that the company falls within the definition of a shell company as defined in Rule 405 of Regulation C. Please revise the disclosure accordingly.

Response:  We do not believe that Adveco Group Inc. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Adveco Group Inc. can be classified as having “no or nominal operations”. We have carefully considered our company and believe that the company is an operating company, not a shell company. There is a focused business plan to distribute apparel and workwear produced in Kyrgyzstan to the markets of Europe and Commonwealth of Independent States (CIS) countries. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Adveco Group Inc. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Adveco Group Inc. investigated the market demand for apparel and workwear in Europe and Commonwealth of Independent States (CIS) countries. Additionally, we have started to negotiate agreements with potential customers and have already signed a Sale of Goods Agreement with “Nord Way”, LLC on February 27, 2017. As a result of this agreement we have generated $10,000 in revenue. While our assets and operations are not yet large in size, they are more than “nominal.” The assets and contracts that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

6. We note the disclosure in this section that you have entered into one material agreement with a supplier. Please disclose the material terms in the business section and file the agreement as an exhibit.

Response:  We have disclosed the agreement we have entered throughout of prospectus.

Certain Relationships and Related Transactions, page 23

7. Please identify any promoters. See Item 404(c)(1) of Regulation S-K.

Response:  We have identified the only Company’s promoter in “Certain Relationships and Related Transactions” section.

Exhibits

8. We note the reference to a subscription agreement on page 12. Please file the subscription agreement as an exhibit.

Response:  We have filed subscription agreement as an exhibit.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Inna Min
Inna Min
President and Principal Executive Officer
Adveco Group Inc.

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